United States securities and exchange commission logo





                             October 21, 2021

       J. Michael Hansen
       Chief Financial Officer
       Cintas Corporation
       6800 Cintas Boulevard
       Cincinnati, OH 45262

                                                        Re: Cintas Corporation
                                                            Form 10-K for the
Fiscal Year Ended May 31, 2021
                                                            Response Dated
September 28, 2021
                                                            File No. 000-11399

       Dear Mr. Hansen:

              We have reviewed your September 28, 2021, response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 16, 2021, letter.

       Form 10-K for the Fiscal Year Ended May 31, 2021

       General

   1. Your response to prior comment 3, which states that you have not identified any material indirect consequences
of climate-related regulation or business trends, appears to be conclusory without
providing sufficient detail. Please provide us with additional support for your conclusion,
including with regard to the individual items noted in our prior comment.
 J. Michael Hansen
FirstName  LastNameJ. Michael Hansen
Cintas Corporation
Comapany
October 21,NameCintas
            2021      Corporation
October
Page 2 21, 2021 Page 2
FirstName LastName
2. In response to prior comment 4, you indicate that you have not identified any significant physical effects of climate change on your operations and results that are material. Your response appears to be conclusory in nature, but does not address the specific elements of our prior comment. Please tell us about the physical effects of climate change considered in your response, address the factors from our prior comment, and provide an analysis of materiality.
3. Your response to prior comment 5 states that you have not identified any effects of transition risks related to climate change that are material to the company. Please describe the transition risks you have identified and explain how you concluded their effects were not material.
       Please contact Jennifer Angelini at 202-551-3045 or Sergio Chinos at 202-551-7844 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Brock Denton